FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of February 2013

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Deputy President and
                                            Chief Financial Officer
February 13, 2013

RICOH COMPANY, LTD.

Consolidated Financial Statements
For the nine months Ended December 31, 2012

This is an English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the nine months ended December 31, 2012 pursuant to the Japanese Financial Instrument and Exchange Law.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
March 31, 2012 and December 31, 2012

                                                                                     Millions of Yen
                                                                             ------------------------------
                                                                                March 31,    December 31,
ASSETS                                                                           2012            2012
-----------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                                       156,210          134,408
   Time deposits                                                                     2,461            4,017
   Trade receivables:
       Notes                                                                        43,921           39,541
       Accounts                                                                    439,673          456,564
       Less- Allowance for doubtful receivables                                    (16,380)         (14,847)
   Current maturities of long-term finance receivables, net                        219,716          228,564
   Inventories:
       Finished goods                                                              101,165          109,506
       Work in process and raw materials                                            93,844          102,649
   Deferred income taxes and other                                                  65,896           63,003
-----------------------------------------------------------------------------------------------------------
          Total current assets                                                   1,106,506        1,123,405
-----------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                                             45,893           45,683
   Buildings                                                                       265,843          270,192
   Machinery and equipment                                                         659,503          687,395
   Construction in progress                                                          9,576           14,953
-----------------------------------------------------------------------------------------------------------
          Total                                                                    980,815        1,018,223
   Less- accumulated depreciation                                                 (712,288)        (736,593)
-----------------------------------------------------------------------------------------------------------
          Net property, plant and equipment                                        268,527          281,630
-----------------------------------------------------------------------------------------------------------
Investments and other assets:
   Long-term finance receivables, net                                              468,004          482,717
   Investment securities                                                            45,470           45,720
   Investments in and advances to affiliates                                           444            1,038
   Goodwill                                                                        195,251          205,429
   Other intangible assets                                                         112,914          106,235
   Lease deposits and other                                                         92,242           96,898
-----------------------------------------------------------------------------------------------------------
          Total investments and other assets                                       914,325          938,037
-----------------------------------------------------------------------------------------------------------
Total assets                                                                     2,289,358        2,343,072
===========================================================================================================

                                                                                     Millions of Yen
                                                                             ------------------------------
                                                                                March 31,      December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY                                              2012             2012
-----------------------------------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                                           111,272           97,689
   Current maturities of long-term indebtedness                                    105,160          126,427
   Trade payables:
       Notes                                                                        11,553           11,440
       Accounts                                                                    240,656          224,128
   Accrued income taxes                                                             13,448           11,792
   Accrued expenses and other                                                      190,935          184,937
-----------------------------------------------------------------------------------------------------------
          Total current liabilities                                                673,024          656,413
-----------------------------------------------------------------------------------------------------------
Long-term liabilities:
   Long-term indebtedness                                                          525,435          565,020
   Accrued pension and severance costs                                             164,757          163,354
   Deferred income taxes and other                                                  47,124           53,685
-----------------------------------------------------------------------------------------------------------
          Total long-term liabilities                                              737,316          782,059
-----------------------------------------------------------------------------------------------------------
Equity:
Ricoh Company, Ltd. shareholders' equity:
   Common stock                                                                    135,364          135,364
   Additional paid-in capital                                                      186,083          186,083
   Retained earnings                                                               742,549          744,618
   Accumulated other comprehensive loss                                           (204,175)        (183,302)
   Treasury stock at cost                                                          (37,117)         (37,131)
-----------------------------------------------------------------------------------------------------------
          Total Ricoh Company, Ltd. shareholders' equity                           822,704          845,632
-----------------------------------------------------------------------------------------------------------
Noncontrolling interests                                                            56,314           58,968
-----------------------------------------------------------------------------------------------------------
Total equity                                                                       879,018          904,600
-----------------------------------------------------------------------------------------------------------
Total liabilities and equity                                                     2,289,358        2,343,072
===========================================================================================================

The accompanying notes are an integral part of consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended December 31, 2011 and 2012

                                                                                      Millions of Yen
                                                                         ----------------------------------------
                                                                         Nine months ended     Nine months ended
                                                                         December 31, 2011     December 31, 2012
-----------------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                      637,467              620,920
   Post sales and rentals                                                        680,642              680,676
   Other revenue                                                                  78,758               85,503
-----------------------------------------------------------------------------------------------------------------
         Total                                                                 1,396,867            1,387,099
-----------------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                                      445,547              448,652
   Post sales and rentals                                                        324,590              313,731
   Other revenue                                                                  58,472               61,314
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   828,609              823,697
-----------------------------------------------------------------------------------------------------------------
         Gross profit                                                            568,258              563,402
Selling, general and administrative expenses                                     577,802              522,919
Loss on impairment of goodwill                                                    27,464                   --
-----------------------------------------------------------------------------------------------------------------
         Operating income (loss)                                                 (37,008)              40,483
-----------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                                   (2,017)              (1,916)
   Interest expense                                                                4,971                5,047
   Foreign currency exchange loss, net                                             4,336                1,301
   Other, net                                                                      4,271                 (223)
-----------------------------------------------------------------------------------------------------------------
         Total                                                                    11,561                4,209
-----------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and equity in earnings of                      (48,569)              36,274
   affiliates
Provision for income taxes:
   Current                                                                        15,752               13,575
   Deferred                                                                      (14,489)               1,935
-----------------------------------------------------------------------------------------------------------------
         Total                                                                     1,263               15,510
-----------------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                                      17                   47
Consolidated net income (loss)                                                   (49,815)              20,811
-----------------------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interests                                3,370                3,509
-----------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.                            (53,185)              17,302
=================================================================================================================

                                                                                Yen                    Yen
                                                                         -----------------------------------------
Per share of common stock:
Net income (loss) attributable to Ricoh Company, Ltd.
-----------------------------------------------------------------------------------------------------------------
   Basic                                                                          (73.31)               23.86
   Diluted                                                                        (73.31)                  --
----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                   33.00                21.00
=================================================================================================================

Per American Depositary Share, each representing 5 shares of common stock:
Net income (loss) attributable to Ricoh Company, Ltd.
----------------------------------------------------------------------------------------------------------------
   Basic                                                                         (366.55)              119.30
   Diluted                                                                       (366.55)                 --
----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                  165.00               105.00
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

For the Three Months Ended December 31, 2011 and 2012

                                                                                      Millions of Yen
                                                                         ----------------------------------------
                                                                         Three months ended    Three months ended
                                                                          December 31, 2011    December 31, 2012
----------------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                      202,293              206,212
   Post sales and rentals                                                        228,919              234,469
   Other revenue                                                                  26,573               28,951
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   457,785              469,632
-----------------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                                      144,224              151,118
   Post sales and rentals                                                        112,435              108,546
   Other revenue                                                                  19,720               20,972
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   276,379              280,636
-----------------------------------------------------------------------------------------------------------------
         Gross profit                                                            181,406              188,996
Selling, general and administrative expenses                                     188,917              175,901
Loss on impairment of goodwill                                                    27,464                   --
-----------------------------------------------------------------------------------------------------------------
         Operating income (loss)                                                 (34,975)              13,095
-----------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                                     (514)                (380)
   Interest expense                                                                1,541                1,492
   Foreign currency exchange (gain) loss, net                                     (1,716)                 341
   Other, net                                                                      4,559                 (142)
-----------------------------------------------------------------------------------------------------------------
         Total                                                                     3,870                1,311
-----------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and equity in earnings of affiliates           (38,845)              11,784
Provision for income taxes:
   Current                                                                         4,254                2,816
   Deferred                                                                           92                2,293
-----------------------------------------------------------------------------------------------------------------
         Total                                                                     4,346                5,109
-----------------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                                      18                  (10)
Consolidated net income (loss)                                                   (43,173)               6,665
-----------------------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interest                                 1,220                1,076
-----------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.                            (44,393)               5,589
=================================================================================================================

                                                                                Yen                    Yen
                                                                         ----------------------------------------
Per share of common stock:
Net income (loss) attributable to Ricoh Company, Ltd.
-----------------------------------------------------------------------------------------------------------------
   Basic                                                                          (61.19)                7.71
   Diluted                                                                        (61.19)                  --
-----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                   16.50                12.50
=================================================================================================================
Per American Depositary Share, each representing 5 shares of common stock:
Net income (loss) attributable to Ricoh Company, Ltd.
-----------------------------------------------------------------------------------------------------------------
   Basic                                                                         (305.95)               38.55
   Diluted                                                                       (305.95)                  --
-----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                   82.50                62.50
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Nine Months Ended December 31, 2011 and 2012

                                                                                      Millions of Yen
                                                                         ----------------------------------------
                                                                         Nine months ended      Nine months ended
                                                                         December 31, 2011      December 31, 2012
-----------------------------------------------------------------------------------------------------------------
Consolidated net income (loss)                                                   (49,815)              20,811
Other comprehensive income (loss) , net of tax:
   Net unrealized holding losses on available-for-sale securities                 (1,265)                (449)
   Pension liability adjustments                                                  (1,589)                (747)
   Net unrealized losses on derivative instruments                                  (283)                (117)
   Foreign currency translation adjustments                                      (46,188)              22,028
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   (49,325)              20,715
-----------------------------------------------------------------------------------------------------------------
Comprehensive gain (loss)                                                        (99,140)              41,526
-----------------------------------------------------------------------------------------------------------------
Comprehensive income attributable to noncontrolling interests                      3,209                3,351
-----------------------------------------------------------------------------------------------------------------
Comprehensive gain (loss) attributable to Ricoh Company, Ltd.                   (102,349)              38,175
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

For the Three Months Ended December 31, 2011 and 2012

                                                                                      Millions of Yen
                                                                         ----------------------------------------
                                                                         Three months ended    Three months ended
                                                                          December 31, 2011     December 31, 2012
-----------------------------------------------------------------------------------------------------------------
Consolidated net income (loss)                                                   (43,173)               6,665
Other comprehensive income (loss) , net of tax:
   Net unrealized holding gains on available-for-sale securities                   1,170                1,040
   Pension liability adjustments                                                  (1,033)              (4,195)
   Net unrealized gains (losses) on derivative instruments                          (256)                 175
   Foreign currency translation adjustments                                       (1,234)              50,876
-----------------------------------------------------------------------------------------------------------------
         Total                                                                    (1,353)              47,896
-----------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                      (44,526)              54,561
-----------------------------------------------------------------------------------------------------------------
Comprehensive income attributable to noncontrolling interests                      1,203                1,204
-----------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) attributable to Ricoh Company, Ltd.                  (45,729)              53,357
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended December 31, 2011 and 2012

                                                                                        Millions of Yen
                                                                           ----------------------------------------
                                                                           Nine months ended     Nine months ended
                                                                           December 31, 2011     December 31, 2012
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Consolidated net income (loss)                                                (49,815)              20,811
   Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities
       Depreciation and amortization                                              65,887               62,918
       Equity in earnings of affiliates, net of dividends received                   (17)                 (47)
       Deferred income taxes                                                     (14,489)               1,935
       Loss on impairment of long-lived assets                                     9,898                  420
       Loss on impairment of securities                                            5,024                  120
       Loss on impairment of goodwill                                             27,464                   --
       Pension and severance costs, less payment                                  (5,535)              (2,843)
       Changes in assets and liabilities, net of effects from acquisition-
          Decrease (Increase) in trade receivables                                16,436               (4,714)
          Increase in inventories                                                (32,466)              (9,259)
          Increase in finance receivables                                        (13,229)             (12,800)
          Decrease in trade payables                                             (22,075)             (15,464)
          Decrease in accrued income taxes and
            accrued expenses and other                                           (27,672)             (17,068)
       Other, net                                                                 14,952                4,331
-------------------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) operating activities                    (25,637)              28,340
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                              826                1,399
   Expenditures for property, plant and equipment, including
     interest capitalized                                                        (53,968)             (61,156)
   Expenditures for intangible assets                                            (10,664)              (8,340)
   Payments for purchases of available-for-sale securities                          (127)                 (91)
   Proceeds from sales of available-for-sale securities                               32                   64
   Increase in time deposits, net                                                   (631)              (1,276)
   Purchase of business, net of cash acquired                                    (15,089)              (2,118)
   Other, net                                                                     (9,278)              (4,768)
-------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                                  (88,899)             (76,286)
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                                           81,396               68,441
   Repayment of long-term indebtedness                                           (59,102)             (29,673)
   Decrease (Increase) in short-term borrowings, net                             105,094              (17,436)
   Proceeds from issuance of long-term debt securities                                --               20,000
   Repayment of long-term debt securities                                           (226)                  --
   Dividends paid                                                                (23,942)             (15,226)
   Payment for purchase of treasury stock                                            (20)                  (8)
   Other, net                                                                       (585)                (694)
-------------------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities                              102,615               25,404
-------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                      (8,413)                 740
-------------------------------------------------------------------------------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                        (20,334)             (21,802)
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   172,221              156,210
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                       151,887              134,408
===================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 93 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements" (Cabinet office Ordinance No.64, 2007), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the nine months ended December 31, 2012 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles.

(A)  PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20% to 50% ownership) are accounted for on an equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

During the fiscal year ended March 31, 2012, certain subsidiaries of the Company changed their fiscal year-ends from December 31 to March 31. Prior-year consolidated financial statements have been retrospectively adjusted in order to reflect the elimination of the lag period.

The effect of the retrospective application was as follows.

                                                                               Millions of Yen
                                                                  ------------------------------------------
                                                                     Nine months ended    December 31, 2011
                                                                  ------------------------------------------
                                                                  As originally reported      As adjusted
------------------------------------------------------------------------------------------------------------
 Net loss attributable to Ricoh Company, Ltd.                         (52,135)                 (53,185)
 Net loss attributable to Ricoh Company, Ltd. shareholders
  per share-basic(yen)                                                 (71.86)                  (73.31)
 Net loss attributable to Ricoh Company, Ltd. shareholders
  per share-diluted (yen)                                              (71.86)                  (73.31)
============================================================================================================

                                                                               Millions of Yen
                                                                  ------------------------------------------
                                                                    Three months ended   December 31, 2011
                                                                  ------------------------------------------
                                                                  As originally reported      As adjusted
------------------------------------------------------------------------------------------------------------
 Net loss attributable to Ricoh Company, Ltd.                         (44,772)                  (44,393)
 Net loss attributable to Ricoh Company, Ltd. shareholders
  per share-basic(yen)                                                 (61.71)                   (61.19)
 Net loss attributable to Ricoh Company, Ltd. shareholders
  per share-diluted (yen)                                              (61.71)                   (61.19)
============================================================================================================

(B)  REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided, (3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales are recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five years; however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Consideration in a multiple-element arrangement is allocated at the inception of the arrangement to all deliverables on the basis of the relative selling price if both of the following criteria are met: the delivered item(s) has value to the customer on a stand-alone basis; and the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. If these criteria are not met, revenue is deferred until the undelivered elements are fulfilled and accounted for as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as other revenue over the life of each respective lease using the interest method.

(C)  FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The resulting translation adjustments are included as a part of accumulated other comprehensive income
(loss) in Ricoh Company, Ltd. shareholders' equity.

All foreign currency transaction gains and losses are included in other income and expenses in the period incurred.

(D)  CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments such as certificates of deposits (CD) and time deposits with maturities of three months or less.

In addition, short term investments such as money management funds (MMF) and free financial funds (FFF) with maturities of three months or less are also classified into cash and cash equivalents, as they are readily convertible to cash and present insignificant risk of changes in value.

(E)  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 7, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the change in fair value of the hedged item. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F)  ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G)  SECURITIES

Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss).

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: financial condition and near term prospects of issuer and intent and ability of Ricoh to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Investments in affiliated companies over which Ricoh has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and funds are stated at cost unless indication of impairment exist, which require the investment to be written down to its estimated fair value.

(H)  INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I)  PROPERTY, PLANT AND EQUIPMENT

Depreciation of property, plant and equipment is computed principally over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. The Company and its domestic subsidiaries have adopted using the declining-balance method for computing depreciation, but the Company reviewed the method of depreciating fixed assets, triggered by the group-wide reorganization of its domestic manufacturing functions based on the changes in the economic environment. As a result, the Company decided that the straight-line method is more appropriate to reflect the expected pattern of consumption of property, plant and equipment because the change in assets structure due to the recent increase of the capital expenditures for new manufacturing technology gives equalization of the pattern of consumption of the future benefits to be derived from those assets.

On April 1, 2012, the Company and its domestic subsidiaries changed their depreciation method from the declining-balance method to the straight-line method.

In accordance with ASC 250, "Accounting Changes and Error corrections", the effects of the change are accounted for prospectively beginning with the period of change, as a change in accounting estimate. Management believes that this change did not make a material effect on Ricoh's consolidated financial statements.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J)  CAPITALIZED SOFTWARE COSTS

Ricoh capitalizes certain internal and external costs incurred to acquire or create internal use software during the application development stage as well as upgrades and enhancements that result in additional functionality. The capitalized software is amortized on a straight line basis generally from 3 years to 5 years.

(K)  GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is not amortized and is required to be tested at least annually for impairment. Acquired intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified. Other intangible assets with definite useful lives, consisting primarily of software, customer relationships and trademarks are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite. In performing the goodwill impairment test, Ricoh utilizes the two-step approach prescribed. The first step requires a comparison of the carrying amount of the reporting units to the fair value of these units. If the carrying amount of a reporting unit exceeds its fair value, Ricoh will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

(L)  PENSION AND RETIREMENT ALLOWANCES PLANS

Ricoh recognizes the overfunded or underfunded status of the defined benefit plans as an asset or liability in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M)  INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Ricoh recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statements of operations.

(N)  RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O)  SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of operations.

(P)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(Q)  NET INCOME ATTRIBUTABLE TO RICOH COMPANY, LTD. PER SHARE

Basic net income attributable to Ricoh Company, Ltd. per share of common stock is calculated by dividing net income attributable to Ricoh Company, Ltd. by the weighted-average number of shares of common stock outstanding during the period. The calculation of diluted net income attributable to Ricoh Company, Ltd. per share of common stock is similar to the calculation of basic net income attributable to Ricoh Company, Ltd. per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R)  USE OF ESTIMATES

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Ricoh has identified seven areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, uncertain tax positions, realizability of deferred tax assets, the valuation of assets and liabilities in business combinations and pension accounting.

(S)  RECENTLY ADOPTED NEW ACCOUNTING STANDARDS

Ricoh adopted ASC 220 as from April 1 2012, which was revised based on Accounting Standards Update (ASU) 2011-05 and 2011-12. ASU 2011-05 requires an entity to present net income and other comprehensive income either in a single continuous statement or in two separate, but consecutive, statements. This ASU also requires separate presentation in both net income and other comprehensive income of reclassification adjustments for items that are reclassified from other comprehensive income to net income. ASU 2011-12 defers the effective date for only the presentation requirements related to reclassifications in ASU 2011-05.

Ricoh has presented this requirement in two separate, but consecutive statements. Management believes this adoption has not made a material effect on Ricoh's consolidated financial statements.

(T)  NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In December 2011, the FASB issued ASU 2011-11. This ASU requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). It is effective for fiscal years beginning on or after January 1, 2013 and interim periods within those annual periods. Retrospective application is required and early adoption is permitted. Management believes the adoption of ASU 2011-11 will not have a material effect on Ricoh's consolidated financial position.

In February 2013, FASB issued ASU 2013-02. This ASU requires an entity to report the effect of reclassifications out of accumulated other comprehensive income. This ASU is effective prospectively for reporting periods after December 15, 2012.

Management believes that the adoption of ASU 2013-02 will not have a material effect on Ricoh's consolidated financial position.

(U)  RECLASSIFICATIONS

Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.

2.   SECURITIES

Investment securities as of March 31, 2012 and December 31, 2012 consist of the following:

                                                       Millions of Yen
                                              ---------------------------------
                                              March 31, 2012  December 31, 2012
--------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                    43,633          43,508
   Non-marketable equity securities                  1,837           2,212
--------------------------------------------------------------------------------
                                                    45,470          45,720
================================================================================

The noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2012 and December 31, 2012 are as follows:

                                                           Millions of Yen
                       -----------------------------------------------------------------------------------
                                   March 31, 2012                                 December 31, 2012
                       -----------------------------------------  ----------------------------------------
                                 Gross       Gross                          Gross       Gross
                               unrealized  unrealized                     unrealized  unrealized
                                holding     holding      Fair               holding     holding      Fair
                       Cost      gains      losses       value     Cost      gains       losses      value
----------------------------------------------------------------------------------------------------------
Noncurrent:
  Equity
   securities          35,489       6,590        225      41,854  35,383       6,692         408    41,667
  Corporate debt
   securities           1,697          82         --       1,779   1,720         121          --     1,841
----------------------------------------------------------------------------------------------------------
                       37,186       6,672        225      43,633  37,103       6,813         408    43,508
==========================================================================================================

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2012 and December 31, 2012 are as follows:

                                                             Millions of Yen
                            ----------------------------------------------------------------------------------
                                                              March 31, 2012
                            ----------------------------------------------------------------------------------
                                Less than 12 months          12 months or longer              Total
                            --------------------------- ---------------------------- -------------------------
                                            Gross                         Gross                       Gross
                                          unrealized                    unrealized                  unrealized
                                           holding                       holding                      holding
                            Fair value     losses         Fair value     losses        Fair value     losses
--------------------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities             781          129            467            96            1,248         225
--------------------------------------------------------------------------------------------------------------

                                                             Millions of Yen
                            ----------------------------------------------------------------------------------
                                                            December 31, 2012
                            ----------------------------------------------------------------------------------
                              Less than 12 months           12 months or longer                 Total
                            --------------------------- ---------------------------- -------------------------
                                            Gross                         Gross                       Gross
                                          unrealized                    unrealized                  unrealized
                                           holding                       holding                      holding
                            Fair value     losses         Fair value     losses        Fair value     losses
--------------------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities            23,596        138            656            270           24,252        408
--------------------------------------------------------------------------------------------------------------

Gross unrealized holding losses of available-for-sale securities as of March 31, 2012 and December 31, 2012 consist of 29 and 27 kinds of securities. Ricoh judged the decline in fair value of investment securities at period end to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

The contractual maturities of debt securities classified as available-for-sale as of December 31, 2012 are as follows:

                                                            Millions of Yen
                                                         ---------------------
                                                         Cost       Fair value
------------------------------------------------------------------------------
 Due after one year through five years                     612          619
 Over five years                                         1,108        1,222
------------------------------------------------------------------------------
                                                         1,720        1,841
==============================================================================

There were no significant proceeds from the sales of available-for-sale securities for the nine months ended December 31, 2011 and 2012.

There were no significant realized gains or losses on sales of available-for-sale securities for the nine months ended December 31, 2011 and 2012.

For the nine months ended December 31, 2011 and three months ended December 31, 2011, the losses on impairment of available-for-sale securities were Yen 5,024 million and Yen 4,952 million respectively. The losses on impairment were included in other expense in the consolidated statement of income during the corresponding period. The number of impaired available-for-sale securities were 16 and 5 for the nine months ended December 31, 2011 and three months ended December 31, 2011. The impairment was caused by the decline in the stock market during the corresponding period.

There were no significant realized gains or losses on valuation of available-for-sale securities for the nine months ended December 31, 2012.

3.   PENSION AND RETIREMENT ALLOWANCE PLANS

The net periodic benefit costs of the pension plans consist of the following components:

                                                                                 Millions of Yen
                                                                     ----------------------------------------
                                                                     Nine months ended      Nine months ended
                                                                     December 31, 2011      December 31, 2012
-------------------------------------------------------------------------------------------------------------
Service cost                                                                  9,307                 9,370
Interest cost                                                                10,617                 9,804
Expected return on plan assets                                               (6,618)               (7,942)
Net amortization                                                              1,641                 2,768
-------------------------------------------------------------------------------------------------------------
Total net periodic pension cost                                              14,947                14,000
=============================================================================================================

                                                                                 Millions of Yen
                                                                     ----------------------------------------
                                                                     Three months ended    Three months ended
                                                                     December 31, 2011     December 31, 2012
-------------------------------------------------------------------------------------------------------------
Service cost                                                                  3,166                 3,148
Interest cost                                                                 3,496                 3,327
Expected return on plan assets                                               (2,162)               (2,687)
Net amortization                                                                549                   929
-------------------------------------------------------------------------------------------------------------
Total net periodic pension cost                                               5,049                 4,717
=============================================================================================================

4.    EQUITY

The change in Ricoh shareholders' equity, noncontrolling interests and total equity for the nine months ended December 31, 2011 and 2012 are as follows:

                                                                    Millions of Yen
                                   -----------------------------------------------------------------------------------
                                    Nine months ended December 31, 2011        Nine months ended December 31, 2012
                                   ----------------------------------------   ----------------------------------------
                                      Ricoh                                      Ricoh
                                   Shareholders'  Noncontrolling    Total     Shareholders'  Noncontrolling     Total
                                     Equity          Interests     Equity        Equity        Interests        Equity
----------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period            925,243         52,887       978,130      822,704         56,314        879,018
----------------------------------------------------------------------------------------------------------------------
  Net income (loss)                    (53,185)         3,370       (49,815)      17,302          3,509         20,811
  Unrealized losses on securities       (1,256)            (9)       (1,265)        (447)            (2)          (449)
  Pension liability adjustments         (1,597)             8        (1,589)        (761)            14           (747)
  Unrealized gains (losses) on
   derivatives                            (313)            30          (283)        (115)            (2)          (117)
  Foreign currency translation
   adjustments                         (45,998)          (190)      (46,188)      22,196           (168)        22,028
----------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)           (102,349)         3,209       (99,140)      38,175          3,351         41,526
----------------------------------------------------------------------------------------------------------------------
Cash dividends on Common stock         (23,942)            --       (23,942)     (15,226)            --        (15,226)
Distributions to Noncontrolling
 interests                                  --           (603)         (603)          --           (697)          (697)
Net changes in Treasury stock               17             --            17          (14)            --            (14)
Wholly owned subsidiaries                   --           (198)         (198)          --             --             --
Other                                      (19)            --           (19)          (7)            --             (7)
----------------------------------------------------------------------------------------------------------------------
Equity, End of Period                  798,950         55,295       854,245      845,632         58,968        904,600
----------------------------------------------------------------------------------------------------------------------

                                       16

5.   DIVIDENDS

Cash dividends paid during the nine months ended December 31, 2011 is as follows:

Resolved at the General meetings of Shareholders on June 24, 2011
-----------------------------------------------------------------------------
  Total amount of dividends (million of yen)                           11,971
  Dividend per share of common stock (yen)                              16.50
  Record date                                                  March 31, 2011
  Effective date                                                June 27, 2011
  Resource for dividend                                     Retained earnings
=============================================================================

Resolved at the Board meeting on October 28, 2011
-----------------------------------------------------------------------------
  Total amount of dividends (millions of yen)                          11,970
  Dividend per share of common stock (yen)                              16.50
  Record date                                              September 30, 2011
  Effective date                                             December 1, 2011
  Resource for dividend                                     Retained earnings
=============================================================================

Cash dividends paid during the nine months ended December 31, 2012 is as follows:

Resolved at the General meetings of Shareholders on June 26, 2012
-----------------------------------------------------------------------------
  Total amount of dividends (million of yen)                            6,163
  Dividend per share of common stock (yen)                               8.50
  Record date                                                  March 31, 2012
  Effective date                                                June 27, 2012
  Resource for dividend                                     Retained earnings
=============================================================================

Resolved at the Board meeting on October 30, 2012
-----------------------------------------------------------------------------
  Total amount of dividends (millions of yen)                           9,063
  Dividend per share of common stock (yen)                              12.50
  Record date                                              September 30, 2012
  Effective date                                             December 3, 2012
  Resource for dividend                                     Retained earnings
=============================================================================

6.   PER SHARE DATA

Ricoh shareholders' equity per share was Yen 1,134.64 and Yen 1,166.31 as of March 31, 2012 and December 31, 2012, respectively. Dividends per share shown in the consolidated statement of operations are computed based on dividends paid for the third quarter ended December 31, 2011 and 2012.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income attributable to Ricoh Company, Ltd. are as follows:

                                                                         Thousands of shares
                                                               ---------------------------------------
                                                                Nine months ended   Nine months ended
                                                                December 31, 2011   December 31, 2012
------------------------------------------------------------------------------------------------------
Weighted average number of shares of common stock outstanding         725,501             725,069
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                                     --                  --
------------------------------------------------------------------------------------------------------
Diluted shares of common stock outstanding                            725,501             725,069
======================================================================================================

                                                                            Millions of Yen
                                                               ---------------------------------------
                                                                Nine months ended    Nine months ended
                                                                December 31, 2011    December 31, 2012
------------------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.                 (53,185)             17,302
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                                     --                  --
------------------------------------------------------------------------------------------------------
 Diluted net income (loss) attributable to Ricoh Company, Ltd.        (53,185)             17,302
======================================================================================================

                                                                                  Yen
                                                               ---------------------------------------
                                                               Nine months ended    Nine months ended
                                                               December 31, 2011    December 31, 2012
------------------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.
   per share:
   Basic:
       Basic: Net income (loss) attributable to Ricoh
          Company, Ltd.                                                (73.31)              23.86
   Diluted:
       Diluted: Net income (loss) attributable to Ricoh
          Company, Ltd.                                                (73.31)                 --
======================================================================================================

                                                                          Thousands of shares
                                                               ---------------------------------------
                                                                Three months ended  Three months ended
                                                                December 31, 2011   December 31, 2012
 -----------------------------------------------------------------------------------------------------
 Weighted average number of shares of common stock outstanding        725,500             725,059
 Effect of dilutive securities:
 Euro Yen Zero Coupon Convertible Bonds
    - Due December 2011                                                    --                  --
------------------------------------------------------------------------------------------------------
 Diluted shares of common stock outstanding                           725,500             725,059
======================================================================================================

                                                                            Millions of Yen
                                                               ---------------------------------------
                                                                Three months ended  Three months ended
                                                                December 31, 2011    December 31, 2012
 -----------------------------------------------------------------------------------------------------
 Net income (loss) attributable to Ricoh Company, Ltd.                (44,393)              5,589
 Effect of dilutive securities:
 Euro Yen Zero Coupon Convertible Bonds
    - Due December 2011                                                    --                  --
------------------------------------------------------------------------------------------------------
 Diluted net income attributable to Ricoh Company, Ltd.               (44,393)              5,589
======================================================================================================

                                                                                  Yen
                                                               ---------------------------------------
                                                                Three months ended Three months ended
                                                                 December 31, 2011  December 31, 2012
 ----------------------------------------------------------------------------------------------------
 Net income (loss) attributable to Ricoh Company, Ltd.
   per share:
   Basic:
       Basic: Net income (loss) attributable to Ricoh
          Company, Ltd.                                                (61.19)               7.71
   Diluted:
       Diluted: Net income (loss) attributable to Ricoh
          Company, Ltd.                                                (61.19)                 --
======================================================================================================

Diluted net income (loss) per share attributable to Ricoh Company, Ltd. for the nine months and three months ended December 31, 2012 is omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

Euro Yen Zero Coupon Convertible Bonds was excluded as anti-dilutive for the nine months and three months ended December 31, 2011 due to Ricoh incurring a net loss attributable to Ricoh Company, Ltd.

7.    DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of operations. There are no Fair Value Hedges derivative instruments effective at December 31, 2011 and 2012.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the Nine months ended December 31, 2012 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other expenses during the next 12 months approximately Yen 18 million loss of the balance of accumulated other comprehensive income (loss) as of December 31, 2012.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held mainly to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of operations.

Contract amounts of derivative instruments at March 31, 2012 and December 31, 2012 are shown in the following tables:

                                                  Millions of Yen
                                      ------------------------------------------
                                      March 31, 2012      December 31, 2012
--------------------------------------------------------------------------------
 Interest rate swap agreements              339,234                  382,883
 Foreign currency contracts                 190,543                  199,718
 Foreign currency options                    27,657                   42,193
================================================================================

The location and fair value amounts of derivatives in consolidated balance sheet are shown in the following tables:

Derivatives designated as hedging instruments

                                                       Current                                Long-term
                                    ----------------------------------------- ----------------------------------------
                                                     Fair value                               Fair value
                                    ----------------------------------------- ----------------------------------------
                                     Balance sheet                             Balance sheet
                                        Location       Millions of Yen           Location        Millions of Yen
----------------------------------------------------------------------------- ----------------------------------------
                                                      March 31,  December 31,                 March 31,   December 31,
Asset Derivatives                                       2012        2012                         2012         2012
----------------------------------------------------------------------------- ----------------------------------------
   Interest rate swap agreements    Deferred income                           Lease deposits
                                    taxes and other          --            --    and other           45            489
======================================================================================================================
                                                      March 31,  December 31,                 March 31,   December 31,
Liability Derivatives                                   2012        2012                         2012          2012
----------------------------------------------------------------------------- ----------------------------------------
   Interest rate swap agreements    Accrued expenses                          Deferred income
                                       and other            452           313 taxes and other     1,526          2,218
======================================================================================================================

Derivatives not designated as hedging instruments

                                                       Current                                Long-term
                                    ----------------------------------------- ----------------------------------------
                                                     Fair value                               Fair value
                                    ----------------------------------------- ----------------------------------------
                                     Balance sheet                             Balance sheet
                                        Location       Millions of Yen           Location        Millions of Yen
----------------------------------------------------------------------------- ----------------------------------------
                                                      March 31,  December 31,                 March 31,   December 31,
Asset Derivatives                                       2012        2012                        2012          2012
----------------------------------------------------------------------------- ----------------------------------------
   Foreign currency contracts       Deferred income                           Lease deposits
                                    taxes and other         389            17    and other           79              4
   Foreign currency options                                  36             3                        --             --
----------------------------------------------------------------------------- ----------------------------------------
   Total                                                    425            20                        79              4
======================================================================================================================

                                                      March 31,  December 31,                 March 31,   December 31,
Liability  Derivatives                                  2012         2012                        2012         2012
----------------------------------------------------------------------------------------------------------------------
   Interest rate swap agreements                             27            12                       222            253
   Foreign currency contracts       Accrued expenses                          Deferred income
                                        and other         3,112         6,706 taxes and other     3,188          7,299

   Foreign currency options                               1,056         1,514                        --             --
----------------------------------------------------------------------------------------------------------------------
   Total                                                  4,195         8,232                     3,410          7,552
======================================================================================================================

Total fair value amounts of derivatives

                                                               Millions of
                                                                   Yen
                                                        -----------------------
                                                             Fair value
-------------------------------------------------------------------------------
                                                        March 31, December 31,
                                                          2012       2012
-------------------------------------------------------------------------------
Total Asset Derivatives                                       549           513
Total Liability Derivatives                                 9,583        18,315
-------------------------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of operations for the nine months ended December 31, 2011 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location           Amount     Location           Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements          (353)       Interest expense        (40)         --                  --
===========================================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                   Millions of Yen
                                                                           ------------------
                                                                           December 31, 2011
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                              (153)
Foreign currency contracts     Foreign currency exchange (gain)loss, net              4,437
Foreign currency options       Foreign currency exchange (gain)loss, net                572
---------------------------------------------------------------------------------------------
Total                                                                                 4,856
=============================================================================================

The location and amount of gains and losses related to derivatives reported in the consolidated statement of operations for the three months ended December 31, 2011 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location           Amount     Location             Amount
---------------------------------------------------------------------------------------------------------------------------

Cash flow hedge
Interest rate swap agreements                (291) Interest expense         (7)         --                  --
===========================================================================================================================


Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                   Millions of Yen
                                                                          -------------------
                                                                           December 31, 2011
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                                71
Foreign currency contracts     Foreign currency exchange (gain) loss, net               440
Foreign currency options       Foreign currency exchange (gain) loss, net               146
---------------------------------------------------------------------------------------------
Total                                                                                   657
=============================================================================================


The location and amount of gains and losses related to derivatives reported in the consolidated statement of operations for the nine months ended December 31, 2012 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location           Amount     Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements          (147)       Interest expense        (32)         --                  --
===========================================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                   Millions of Yen
                                                                           ------------------
                                                                            December 31, 2012
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                               (16)
Foreign currency contracts     Foreign currency exchange (gain) loss, net            (8,157)
Foreign currency options       Foreign currency exchange (gain) loss, net              (491)
--------------------------------------------------------------------------------------------
Total                                                                                (8,664)
=============================================================================================

The location and amount of gains and losses related to derivatives reported in the consolidated statement of operations for the three months ended December 31, 2012 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location           Amount     Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements            54        Interest expense        (11)         --                  --
===========================================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                   Millions of Yen
                                                                           ------------------
                                                                            December 31, 2012
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                              (11)
Foreign currency contracts     Foreign currency exchange (gain) loss, net          (16,931)
Foreign currency options       Foreign currency exchange (gain) loss, net           (1,463)
---------------------------------------------------------------------------------------------
Total                                                                              (18,405)
=============================================================================================

8.   COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was contingently liable for certain guarantees including employees housing loans of Yen 10 million as of December 31, 2012.

As of December 31, 2012 the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

9.   DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The carrying amounts approximate fair values because of the short maturities of these instruments.

(B)  INVESTMENT SECURITIES

The fair value of the investment securities is principally based on quoted market price. Ricoh have not estimated the fair value of non-marketable equity securities, as it is not practicable. Because there were no quoted market prices for non-marketable equity securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs. The carrying amounts of non-marketable equity securities were Yen 1,837 million and Yen 2,212 million as of March 31, 2012 and December 31, 2012, respectively.

(C)  INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity. Installment loans using inputs described above are classified as Level 2 under the Fair Value Measurement and Disclosure framework. The 3 levels of inputs that are used to measure the fair values are defined in Note 10.

(D)  LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity. Long-term indebtedness using inputs described above are classified as Level 2 under the Fair Value Measurement and Disclosure framework.

(E) INTEREST RATE SWAP AGREEMENTS, FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of interest rate swap agreements, foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers or suitable valuation method based on available data.

The estimated fair value of the financial instruments as of March 31, 2012 and December 31, 2012 are summarized as follows:

                                                    Millions of Yen
                                    -------------------------------------------------
                                       March 31, 2012            December 31, 2012
                                    -----------------------   -----------------------
                                    Carrying    Estimated      Carrying    Estimated
                                     amount     fair value      amount     fair value
-------------------------------------------------------------------------------------
Investment securities                  45,470        45,470       45,720       45,720
Installment loans                      83,361        84,441       88,111       89,252
Long-term indebtedness               (525,435)     (524,056)    (565,020)    (562,579)
Interest rate swap agreements, net     (2,182)       (2,182)      (2,307)      (2,307)
Foreign currency contracts, net        (5,832)       (5,832)     (13,984)     (13,984)
Foreign currency options, net          (1,020)       (1,020)      (1,511)      (1,511)
=====================================================================================

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

10.  FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels fair value hierarchy that prioritizes the inputs used to measure fair value is established. The three levels of inputs used to measure fair value are as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following tables present the fair-value hierarchy levels of Ricoh's assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2012 and December 31, 2012.

                                                   Millions of Yen
                                           ------------------------------
                                                   March 31, 2012
                                           ------------------------------
                                           Level 1 Level 2 Level 3 Total
-------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
       Domestic equity securities           35,734      --      -- 35,734
       Foreign equity securities             6,120      --      --  6,120
       Foreign corporate bonds               1,779      --      --  1,779
   Derivative instruments
       Interest rate swap agreements            --      45      --     45
       Foreign currency contracts               --     468      --    468
       Foreign currency options                 --      36      --     36
-------------------------------------------------------------------------
          Total assets                      43,633     549      -- 44,182
=========================================================================
Liabilities:
   Derivatives instruments
       Interest rate swap agreements            --   2,227      --  2,227
       Foreign currency contracts               --   6,300      --  6,300
       Foreign currency options                 --   1,056      --  1,056
-------------------------------------------------------------------------
          Total liabilities                     --   9,583      --  9,583
=========================================================================

                                                   Millions of Yen
                                           ------------------------------
                                                   December 31, 2012
                                           ------------------------------
                                           Level 1 Level 2 Level 3 Total
-------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
       Domestic equity securities           33,677      --      -- 33,677
       Foreign equity securities             7,990      --      --  7,990
       Foreign corporate bonds               1,841      --      --  1,841
   Derivative instruments
       Interest rate swap agreements            --     489      --    489
       Foreign currency contracts               --      21      --     21
       Foreign currency options                 --       3      --      3
-------------------------------------------------------------------------
          Total assets                      43,508     513      -- 44,021
=========================================================================
Liabilities:
   Derivatives instruments
       Interest rate swap agreements            --   2,796      --  2,796
       Foreign currency contracts               --  14,005      -- 14,005
       Foreign currency options                 --   1,514      --  1,514
-------------------------------------------------------------------------
          Total liabilities                     --  18,315      -- 18,315
=========================================================================


Available-for-sale securities

Available-for-sale securities classified Level 1 in the fair value hierarchy contains marketable securities and bonds. Marketable securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Assets and liabilities measured at fair value on a nonrecurring basis

There were no material assets and liabilities measured at fair value on a non-recurring basis during the nine months ended December 31, 2012.

During the nine months ended December 31, 2011, a part of the long-lived assets associated with the Production Printing business with a carrying amount of Yen 9,898 million, and goodwill of the Production Printing business with a carrying amount of Yen 27,464 million were fully impaired.

These measurements are classified as level 3 since significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, were considered in the fair value measurements.

11.  TRANSFER OF FINANCIAL ASSETS

Ricoh Leasing Company, Ltd. transferred its lease receivables to a trust and received the beneficial interests in the trust originated from the transferred assets. Subsequently, Ricoh Leasing Company, Ltd. transferred the non-subordinated beneficial interests to and received cash as consideration from transferees, such as Special Purpose Entity ("SPE") that are different from the trust mentioned above, as a part of securitization programs. The retained subordinated interests were considered as variable interests, since the subordinated interests had the obligation to absorb the expected loss of the trust.

Ricoh performs a qualitative analysis to determine the primary beneficiary of a Variable Interest Entity("VIE"). The primary beneficiary of a VIE has both the: (1) power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Ricoh Leasing Company, Ltd. was considered as the primary beneficiary since Ricoh Leasing Company, Ltd. acted as a special servicer for lease receivables transferred to the trust and therefore, deemed to meet the criteria (1) and (2) above.

As a result of the above consideration, Ricoh consolidated the trust and eliminated the retained subordinated beneficial interests on the consolidated balance sheets. The consolidated assets and liabilities as of March 31, 2012 and December 31, 2012 are as follows:

                                                                 Millions of Yen
                                                          ----------------------------------
                                                          March 31, 2012  December 31, 2012
--------------------------------------------------------------------------------------------
Current maturities of long-term finance receivables, net      15,487              13,074
Long-term finance receivables, net                            30,225              25,493
Current maturities of long-term indebtedness                  12,487               8,250
Long-term indebtedness                                        24,371              23,978
============================================================================================

The transferring of the non-subordinated beneficial interests was recorded as secured loans, since Ricoh Leasing Company, Ltd. retained subordinated beneficial interests and such interests did not meet the definition of participating interest. Lease receivables are only to be used to settle obligation of the trust's liabilities or transferee's liabilities in substantially. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh.

Apart from the transactions mentioned above, Ricoh's foreign subsidiaries transferred lease receivables with recourse. Ricoh recorded these transfers as secured loans, since these transactions did not meet the derecognition criteria of financial assets. The assets and liabilities that were accounted for as secured loans as of March 31, 2012 and December 31, 2012 are as follows:

                                                                 Millions of Yen
                                                          ----------------------------------
                                                          March 31, 2012   December 31, 2012
--------------------------------------------------------------------------------------------
Current maturities of long-term finance receivables, net    1,397                   1,355
Long-term finance receivables, net                          6,919                   5,991
Current maturities of long-term indebtedness                1,397                   1,355
Long-term indebtedness                                      6,919                   5,991
============================================================================================

12. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR DOUBTFUL RECEIVABLES

(A)  FINANCING RECEIVABLES AND ALLOWANCE FOR DOUBTFUL RECEIVABLES

The financial subsidiaries of the Company have financing receivables and Ricoh classifies them into three categories; "lease receivables", "installment loans" and "installment receivables and other". These receivables consist of a large number of smaller-balance homogenous loans, lease receivables and installment receivables. Financing receivables classified as "lease receivables" and "installment receivables and other" are resulting from sale and lease transactions of mainly office equipment. Financing receivables classified as "installment loans" are resulting from financial services.

Ricoh continuously monitors overdue financing receivables, which Ricoh considers as uncollectible risk receivables. For financing receivables with specific customer collection issues, Ricoh individually evaluates their collectability in order to determine the amount of allowance for doubtful receivables. For other financing receivables, Ricoh categorizes these receivables into groups by their nature and characteristics. Ricoh collectively evaluates the collectability by each group, using its historical experience of write-off and determines the amount of allowance for doubtful receivables.

Financing receivables and allowance for doubtful receivables as of December 31, 2011 and December 31, 2012 are as follows:

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  December 31, 2011
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other      Total
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
Beginning balance                                  10,527        1,772        2,485        14,784
-------------------------------------------------------------------------------------------------
   Charge-offs                                     (1,694)         (48)         (46)       (1,788)
   Recoveries                                          (2)          --           --            (2)
   Provision                                        1,613          150          (23)        1,740
   Translation adjustment                            (291)          --          (42)         (333)
Ending balance                                     10,153        1,874        2,374        14,401
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
   Individually evaluated                           4,040          792        1,176         6,008
   Collectively evaluated                           6,113        1,082        1,198         8,393
-------------------------------------------------------------------------------------------------
Financing receivables:
Individually evaluated                             62,817          910        3,566        67,293
Collectively evaluated                            530,112       82,142       47,266       659,520
-------------------------------------------------------------------------------------------------
Total:Financing receivables                       592,929       83,052       50,832       726,813
=================================================================================================

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  December 31, 2012
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other      Total
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
Beginning balance                                   8,472        1,747        2,595        12,814
-------------------------------------------------------------------------------------------------
   Charge-offs                                     (1,293)         (22)         (56)       (1,371)
   Recoveries                                          --           --           --            --
   Provision                                        1,124         (240)      (1,287)         (403)
   Translation adjustment                             128          --           --            128
Ending balance                                      8,431        1,485        1,252        11,168
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
   Individually evaluated                           2,355          422          665         3,442
   Collectively evaluated                           6,076        1,063          587         7,726
-------------------------------------------------------------------------------------------------
Financing receivables:
Individually evaluated                             61,621          461        2,720        64,802
Collectively evaluated                            569,980       89,135       47,054       706,169
-------------------------------------------------------------------------------------------------
Total:Financing receivables                       631,601       89,596       49,774       770,971
=================================================================================================

(B)   AGE ANALYSIS

Ricoh ascribes the fact of past due to credit quality indicators and classifies financing receivables into Overdue and Current.

Analysis of the age of the recorded financing receivables as of March 31, 2012 and December 31, 2012 are as follows:

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  March 31, 2012
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other      Total
-------------------------------------------------------------------------------------------------
Current                                           608,336       84,274       45,049       737,659
Overdue                                             4,495          834        2,403         7,732
-------------------------------------------------------------------------------------------------
Total:Financing receivables                       612,831       85,108       47,452       745,391
=================================================================================================

                                                                  Millions of Yen
                                              ---------------------------------------------------
                                                                   December 31, 2012
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables      loans     and other      Total
-------------------------------------------------------------------------------------------------
Current                                           625,659       89,025       49,577       764,261
Overdue                                             5,942          571          197         6,710
-------------------------------------------------------------------------------------------------
Total:Financing receivables                       631,601       89,596       49,774       770,971
=================================================================================================

13.   SEGMENT INFORMATION

Ricoh's operating segments are comprised of Imaging & Solutions, including copiers and related supplies, communications and information systems, Industrial Products, including thermal media and semiconductors, and Other, including digital cameras.

Segment Profit (loss) is determined by subtracting cost of sales and selling, general and administrative expenses from sales, and is used by Ricoh's management in deciding how to allocate resources and in assessing performance. Segment Profit (loss) excludes certain corporate expenses, such as costs related to human resources, legal relations, investor relations, public relations, corporate planning and environmental activities.

The following tables present certain information regarding Ricoh's operating segments and by geographic areas for the nine and three months ended December 31, 2011 and 2012, respectively. Intersegment sales are made at arm's-length prices. No single customer accounted for 10% or more of the total revenues for the nine and three months ended December 31, 2011 and 2012.

(A)  OPERATING SEGMENT INFORMATION

                                                               Millions of Yen
                                                  ----------------------------------------
                                                   Nine months ended    Nine months ended
                                                   December 31, 2011    December 31, 2012
------------------------------------------------------------------------------------------
Segment Sales:
   Imaging & Solutions                                1,225,716            1,207,241
   Industrial Products                                   78,591               73,401
   Other                                                 96,248              109,657
   Intersegment transaction                              (3,688)              (3,200)
------------------------------------------------------------------------------------------
   Total Segment Sales                                1,396,867            1,387,099
==========================================================================================
Segment Profit (loss):
   Imaging & Solutions                                   19,631               91,879
   Industrial Products                                   (2,551)                (445)
   Other                                                 (3,049)              (2,368)
------------------------------------------------------------------------------------------
   Total Segment Profit (loss)                           14,031               89,066
==========================================================================================
Reconciling Items:
   Corporate expenses and Elimination                   (51,039)             (48,583)
   Interest and dividend income                           2,017                1,916
   Interest expense                                      (4,971)              (5,047)
   Foreign currency exchange loss, net                   (4,336)              (1,301)
   Other, net                                            (4,271)                 223
------------------------------------------------------------------------------------------
Income (loss) before Income Taxes and Equity in
  Earnings of Affiliates                                (48,569)              36,274
==========================================================================================

                                                               Millions of Yen
                                                  -----------------------------------------
                                                   Three months ended    Three months ended
                                                   December 31, 2011     December 31, 2012
-------------------------------------------------------------------------------------------
Segment Sales:
   Imaging & Solutions                                  396,407              409,604
   Industrial Products                                   25,738               23,912
   Other                                                 37,064               37,264
   Intersegment transaction                              (1,424)              (1,148)
------------------------------------------------------------------------------------------
   Total Segment Sales                                  457,785              469,632
==========================================================================================
Segment Profit (loss):
   Imaging & Solutions                                  (17,423)              32,286
   Industrial Products                                     (395)                 213
   Other                                                   (564)              (1,625)
------------------------------------------------------------------------------------------
   Total Segment Profit (loss)                          (18,382)              30,874
==========================================================================================
Reconciling Items:
   Corporate expenses and Elimination                   (16,593)             (17,779)
   Interest and dividend income                             514                  380
   Interest expense                                      (1,541)              (1,492)
   Foreign currency exchange loss, net                    1,716                 (341)
   Other, net                                            (4,559)                 142
------------------------------------------------------------------------------------------
Income (loss) before Income Taxes and Equity in
  Earnings of Affiliates                                (38,845)              11,784
==========================================================================================

Intersegment sales represent sales of Industrial Products segment to Imaging & Solutions segment.

Certain products were reclassified into Imaging & Solutions and Industrial Products from Other in this fiscal year. The reclassification was made to the prior year's figures.

(B)  GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers are as follows:

                                                               Millions of Yen
                                                  -----------------------------------------
                                                   Nine months ended      Nine months ended
                                                   December 31, 2011      December 31, 2012
-------------------------------------------------------------------------------------------
Sales-
  Japan                                                 645,108              640,902
  The Americas                                          347,156              353,827
  Europe, Middle East and Africa                        311,360              294,340
  Other                                                  93,243               98,030
-------------------------------------------------------------------------------------------
  Consolidated                                        1,396,867            1,387,099
===========================================================================================

                                                               Millions of Yen
                                                  -----------------------------------------
                                                   Three months ended    Three months ended
                                                    December 31, 2011    December 31, 2012
-------------------------------------------------------------------------------------------
Sales-
  Japan                                              210,593                210,140
  The Americas                                       112,762                119,508
  Europe, Middle East and Africa                     103,411                107,177
  Other                                               31,019                 32,807
-------------------------------------------------------------------------------------------
  Consolidated                                       457,785                469,632
===========================================================================================

Middle East and Africa were reclassified from Other into Europe in this fiscal year. The reclassification was made to the prior year's figures.

14.  SUPPLEMENTARY INFORMATION TO THE STATEMENT OF OPERATIONS

The following amounts were charged to selling, general and administrative expenses for the nine months and three months ended December 31, 2011 and 2012:

                                                               Millions of Yen
                                                  -----------------------------------------
                                                   Nine months ended     Nine months ended
                                                   December 31, 2011     December 31, 2012
-------------------------------------------------------------------------------------------
 Research and development costs                          89,313               82,188
 Advertising costs                                        8,639                9,254
 Shipping and handling costs                             17,327               17,695
===========================================================================================

                                                               Millions of Yen
                                                  -----------------------------------------
                                                   Three months ended    Three months ended
                                                   December 31, 2011     December 31, 2012
-------------------------------------------------------------------------------------------
 Research and development costs                          29,529               27,418
 Advertising costs                                        3,156                3,586
 Shipping and handling costs                              6,116                6,381
===========================================================================================

                                       32